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EXHIBIT 12.1

HERBST GAMING, INC.

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

(dollars in thousands) (unaudited)

	Years Ended December 31,
	1997		1998		1999		2000		2001
Income from continuing operations before income taxes(1)	$7,074		$7,426		$4,840		$3,338		$1,060
Add:
Interest expense	1,938		2,026		2,216		4,643		19,952
Interest component of rent expense	204		237		271		291		301

Earnings available for fixed charges	$9,216		$9,689		$7,327		$8,272		$21,313

Fixed Charges:
Interest expense	$3,938		$2,026		$2,216		$4,643		$19,952
Interest capitalized	—		—		1,662		3,408		—
Interest component of rent expense	204		237		271		291		301

Total fixed charges	$2,142		$2,263		$4,149		$8,342		$20,253

Ratio of earnings to fixed charges	4.3	x	4.3	x	1.8	x	1.0	x	1.1	x

(1)
Does not include $13,024 of extraordinary charges associated with the early retirement of debt for the year ended December 31, 2001.

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HERBST GAMING, INC. COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES (dollars in thousands) (unaudited)